Exhibit 99.4d

EXHIBIT D

DATED 12 MARCH 2003

T-MOBILE INTERNATIONAL AG

SISTEMA JSFC

SHAREHOLDERS’ AGREEMENT

PARTNERSCHAFTSGESELLSCHAFT VON RECHTSANWÄLTEN, WIRTSCHAFTSPRÜFERN, STEUERBERATERN UND SOLICITORS
SITZ: FRANKFURT AM MAIN · AG BAD VILBEL PR 1000

CONTENTS

SECTION

1. Definitions

2. Parties’ Covenants

3. Board of Directors

4. Shareholders’ Meeting

5. Consolidation

6. Dividend Policy

7. Director of Finance

8. Transfer of Shares

9. Support in the Disposal of Shares

10. Confidentiality

11. Effectiveness, Terms and Termination

12. Miscellaneous

Shareholders’ Agreement

DATED 12 MARCH 2003

Between

T-Mobile International AG, a joint stock company (AG), incorporated and organised under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Bonn under commercial register number HRB 8716, having its registered office at Kennedy Allee 1-5, D-53175 Bonn, Germany

- hereinafter “TMO” -

and

Sistema Joint Stock Financial Corporation, an open joint stock company incorporated and organised under the laws of the Russian Federation, registered with the Ministry of Tax of the Russian Federation, registration certificate No. 1027700003891, having its registered office at Prechistenka str. 17/8/9, Building 1, 119034 Moscow, Russian Federation

- hereinafter “Sistema” -

TMO and Sistema are sometimes hereinafter referred to jointly as the “Parties” and individually as a “Party” -

WHEREAS:

(A)                              TMO and Sistema are shareholders in Mobile TeleSystems OJSC (“MTS”), an open joint stock company, incorporated and organised under the laws of the Russian Federation, registered with the State Registration Chamber under the Ministry of Justice of the Russian Federation, Registration Certificate No. P-7882.16.5, and having its registered office at 4, Marksistskaya Street, 109147 Moscow, Russian Federation, the shares of which are listed on the New York Stock Exchange in ADS form under the symbol “MBT”;

(B)                                As of the date of this Agreement, MTS has issued 1,993,326,138 (one billion nine hundred ninety-three million three hundred twenty-six thousand one hundred thirty-eight) common shares with a par value of 0.1 (one tenth) of one rouble each. TMO currently directly holds 721,536,738 (seven hundred twenty-one million five hundred thirty-six thousand seven hundred thirty-eight) common shares in MTS and Sistema currently holds 692,523,468 common shares in MTS;

(C)                                Pursuant to a call option agreement entered into by the Parties and Smaragd Telekommunikationsdienste GmbH on the day of this Agreement (the “Call Option Agreement”) TMO has granted to Sistema and Sistema has accepted from TMO a call option (the “Call Option”) for such period of time and on such terms as specified in the Call Option Agreement;

(D)                               The Parties intend to confer and establish certain rights and arrangements with respect to (i) any intended disposal of MTS shares and (ii) the corporate governance of MTS, and otherwise to regulate their rights and obligations as shareholders in MTS on the terms of this Agreement;

NOW, THEREFORE, in accordance with Section 11.1 of this Agreement, intending to be legally bound and in consideration of the foregoing and the respective agreements and obligations contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.                                       DEFINITIONS

Each of the following terms shall have the meaning set forth opposite to it in this Section 1:

Accounting Rules:

Means legislation, regulations, principles or standards, including guidance published by relevant authorities, applicable to or affecting the preparation or audit of financial statements under the U.S. GAAP and/or Russian accounting rules.

Agreement:	Means this Shareholders’ Agreement.

ADSs:	Means American Depositary Shares.

Affiliate:

Means any Person that, directly, or indirectly through one or more intermediaries, Controls, or is Controlled by or is under common Control with, the Person specified and “Affiliated” and “Non-Affiliated” shall have the corresponding meanings.

Board:	Means the Board of Directors of MTS.

Call Option:	Has the meaning given in Recital (C).

Call Option Agreement:	Has the meaning given in Recital (C).

Changed Circumstances:	Means, at any time after the date of this Agreement, changes, variations or amendments, or reasonable changes in interpretation of, the Accounting Rules.

Charter:

Means the charter of MTS as registered with the State Registration Chamber under the Ministry of Justice of the Russian Federation on 28 June 2002 under registration number
P-7882.16.5. as amended from time to time.

Completion:	Has the meaning given in the Call Option Agreement.

Confidential Information:	Has the meaning given in Section 10 herein.

Control:

Means the power to direct the management or policies of an entity, directly or indirectly, whether through the ownership of securities, by contract or otherwise (which power shall be deemed to be held by a person with the direct or indirect ownership of fifty percent (50%) plus one share or more of the share capital of an entity), and “Controlling” and “Controlled” have the corresponding meanings.

Depository:	Has the meaning given in Section 9.2 herein.

Directors:	Has the meaning given in Section 3.1 herein.

Director of Finance:	Has the meaning given in Section 7.1

herein.

Exchangeable Bonds:

Means bonds issued by Sistema (or a designated Affiliate of Sistema) exchangeable into MTS Shares or MTS ADSs representing up to 15 (fifteen) percent of the MTS Shares for the purposes of financing the Purchase Price and priced before 30 September 2003.

Five Percent Offering:

Means one or more Public Offerings representing in aggregate up to 100,400,693 (one hundred million four hundred thousand and six hundred ninety three) MTS Shares consisting of (i) an offering of ADSs or shares, and (ii) subject to Section 7.3 of the Call Option Agreement, the offering of MTS Shares on a stock exchange in the Russian Federation.

Foreign Trade Permission:	Has the meaning given in Section 9.2 herein.

ISH:

Means CJSC Invest-Svyaz-Holding, a closed joint stock company incorporated and organised under the laws of the Russian Federation, registered with the Ministry of Tax of the Russian Federation No. 873.716, having its registered office at 29 Gagarinskii Pereulok, Building 2, 119034 Moscow, Russian Federation the issued share capital of which is, except for one share, held by the Parties.

ISH Unwind Agreement:	Means an agreement of even date hereof among the Parties and Smaragd Telekommunikationsdienste GmbH.

MAP:	Means the Ministry for Antimonopoly Policy and Support of Entrepreneurial Activity of the Russian Federation.

MTS:	Has the meaning given in Recital (A).

MTS ADSs:	Means the American Depositary Shares of MTS listed on the NYSE under the symbol of “MBT”.

MTS Shares:

Means all or a part of the entire 1,993,326,138 (one billion nine hundred ninety-three million three hundred twenty-six thousand one hundred thirty-eight) common shares issued by and constituting the entire issued share capital of MTS.

Notice:	Has the meaning given in Section 12.7 herein.

NYSE:	Means the New York Stock Exchange.

Offeree Party:	Has the meaning given in Section 8.1 (a).

Person:

Means a natural person, a legal entity, an individual, a partnership, a joint venture, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organisation, or a governmental entity (or any department, agency, or political subdivision thereof).

Public Offering:

Means (a) an underwritten public offering of MTS Shares in the form of ADSs to be listed on the NYSE or (b) any other international institutional placing under Regulation S of the U.S. Securities Act of 1933 or other exception thereunder.

Purchase Price:	Means the Purchase Price payable following exercise of the Call Option as calculated in accordance with Section 3 of the Call Option Agreement.

Rules:	Has the meaning given in Section 12.17.

SEC:	Means the U.S. Securities and Exchange Commission.

Shareholders’ Register:	Means the shareholders’ register of MTS.

Sistema Debt Financing:

Means, subject to Section 7.3 of the Call Option Agreement, (a) any private or public debt financing by Sistema or its Affiliates secured by any MTS Shares or MTS ADSs for the purposes of financing the Purchase Price and/or (b) an offering of Exchangeable Bonds.

Sistema Share Registration:

Means, subject to Section 7.3 of the Call Option Agreement, registration with the SEC (and other relevant authorities) of a registration statement (and other relevant documents) with respect to MTS Shares in the form of ADSs to be listed on the NYSE in connection with a Sistema Debt Financing.

Sistema Shelf Registration:

Means, subject to Section 7.3 of the Call Option Agreement, filing and registration with the SEC (and other relevant authorities) and maintenance by MTS of an effective shelf registration statement (and other relevant documents) for MTS Shares in the form of ADSs to be listed on the NYSE in connection with a Sistema

Debt Financing.

Tax:

Means any national, supranational, federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

Ten Percent Offering:	Has the meaning given in the Call Option Agreement.

Trading Days:	Means consecutive trading days on which securities are traded on the NYSE.

Transactions:	Has the meaning given in Section 9.

U.S. GAAP:	Means the Generally Accepted Accounting Principles in the United States of America.

Underlying Shares:	Has the meaning given in the Call Option Agreement.

2.                                       PARTIES’ COVENANTS

The Parties will use their reasonable efforts (and agree to cause any Affiliate of each of the Parties to use its reasonable efforts) and, where necessary, introduce motions into and exercise their voting rights within shareholders’ meetings or other competent corporate bodies of MTS in order to perform their obligations hereunder.

3.                                       BOARD OF DIRECTORS

3.1                                 Composition of MTS’ Board of Directors

The Board shall consist of  seven members (“Directors”), who are elected at MTS’ annual shareholders’ meeting for a one year term and shall carry on their functions until re-elected. Upon decision of the shareholders’ meeting, the number of Directors may be increased by two to a maximum of nine members. The Directors are elected by cumulative vote and Sistema undertakes to support TMO in ensuring that three out of seven or four out of nine Directors (as the case may be), and as nominated by TMO, will be elected to the Board. TMO undertakes to support Sistema in ensuring that four out of seven or five out of nine Directors (as the case may be), and as nominated by Sistema, will be elected to the Board and otherwise to exercise its obligations pursuant to Section 2 above to ensure (in so far as it is able under applicable law) that Sistema will at all times have one more Director on the Board than TMO. TMO and Sistema undertake not to nominate and elect the President (Chief Executive Officer) of MTS to the Board.

This Section 3.1 shall be deemed amended to the extent necessary to comply with any legislation applicable to MTS or rules of any exchanges on which MTS Shares (or MTS ADSs) are listed (relating to any requirements with regard to the quantity or qualifications of the Directors, including, without limitation, any requirements with regard to independent Directors), provided, however, that the membership structure of the Board of Directors as stipulated hereunder shall be replaced by such structure, which, as permitted by law or rules of any exchanges on which MTS Shares are listed, most closely approximates the intention of the Parties as set forth hereunder.

3.2                                 Resolution

All matters connected with the management of MTS and which require resolutions of the Board shall be adopted in accordance with the Charter by a simple majority of votes of the Directors present at the meeting, if not required otherwise under applicable Russian legislation.

The Parties agree that, subject to Section 5, matters dealing with:

(a)                                  an increase of the charter capital of MTS and the issuance of additional shares on the basis of already authorized share capital;

(b)                                 the decision on and implementation of any capital or other measures which would result in a dilution of TMO’s shareholding in MTS at any time; and

(c)                                  any acquisition, regardless whether shares or participation interests in other companies or any other kind of assets, the value of which represents 25% or more but less than 50% of the balance sheet value of assets of MTS as determined on the basis of the accounting reports as of the latest reporting date of MTS in accordance with  Russian accounting rules shall require a unanimous decision of the Directors.

4.                                       SHAREHOLDERS’ MEETING

Resolution

The Parties agree, subject to Section 5, to vote unanimously and to cause any Affiliate that holds MTS Shares to vote in the same manner in any resolution of the shareholders of MTS concerning the following matters:

a)	an increase of the charter capital of MTS and the issuance of additional shares;

b)	the decision on and implementation of any capital or other measures which would result in a dilution of TMO’s shareholding in MTS at any time;

c)

any acquisition, regardless whether shares or participation interests in other companies or any other kind of assets, with a value exceeding 50% of the balance sheet value of assets of MTS as determined on the basis of the accounting reports as of the latest reporting date of MTS in accordance with Russian accounting rules;

d)	the establishment by corporate restructuring, acquisition, incorporation or any similar way, of subsidiaries.

Prior to any voting on matters as specified in this Section 4.1, the Parties agree to consult each other in relation to any matter to be resolved that requires unanimity in accordance with this Section. If the Parties do not reach a common position on how to exercise their voting rights with respect to any of the above specified matters, each Party shall and shall cause any respective Affiliate being a shareholder in MTS to vote against such relevant resolution.

5.                                       CONSOLIDATION

5.1                                 If at any time (i) after the Completion of the Call Option (as defined in the Call Option Agreement) and at such times as Sistema shall Control MTS, and (ii) the existence of any of the provisions set forth in Section 3.2 (a) to (c) and Section 4

(a) to (d) above shall have an adverse effect on the ability of Sistema to consolidate MTS for accounting purposes in accordance with U.S. GAAP, such provision or provisions shall be deemed amended (provided such amendment does not breach or conflict with Russian law) to the extent necessary to enable such consolidation. For the avoidance of doubt, in the case of Sections 3.2(b) and 4(b), no such deemed amendment shall apply to the extent that it shall change the agreed voting structure of decisions which necessitate, oblige or could in any way result in a dilution of TMO’s shareholding in MTS, in the absence of express TMO written consent.

5.2                                 If at any time (i) where Completion of the Call Option (as defined in the Call Option Agreement) shall not have occurred, and (ii) there shall exist Changed Circumstances as a consequence of which the existence of any of the provisions set forth in Section 3.2 (a) to (c) and Section 4 (a) to (d) above shall have an adverse effect on the ability of Sistema to consolidate MTS for accounting purposes in accordance with U.S. GAAP, such provision or provisions shall be deemed amended to the extent necessary (and provided such amendment does not breach or conflict with Russian law) to enable such consolidation. For the avoidance of doubt, in the case of Sections 3.2(b) and 4(b), no such deemed amendment shall apply to the extent that it shall change the agreed voting structure of decisions which necessitate, oblige or could in any way result in a dilution of TMO’s shareholding in MTS in the absence of express TMO written consent.

6.                                       DIVIDEND POLICY

The Parties agree to consult each other in relation to any matter relating to the dividend policy of MTS or any of the subsidiaries of MTS. It is acknowledged by the Parties that both Parties expect a distribution of not less than an equivalent of 25 % of the net profits of MTS (as reported under Russian accounting standards) as dividends to shareholders entitled thereto including and from the fiscal year 2002.

7.                                       DIRECTOR OF FINANCE

7.1                                 TMO shall have the exclusive right to nominate, and Sistema shall consent to such nomination and will not (subject to Section 7.2 below) directly or indirectly take any measures which might prevent the nomination of a director of finance of MTS who shall report to the Chief Financial Officer of MTS and hold a position equivalent to that of head of a department (in Russian, “Director Sluzhby”) and who shall be responsible for financial reporting matters, financial regulatory matters and compliance functions (“Director of Finance”).

7.2                                 Sistema may object to such nomination in writing to TMO and request TMO to nominate another person where in Sistema’s reasonable opinion the nominee is not of sufficient education, background or experience to carry out the role and functions of Director of Finance.

8.                                       TRANSFER OF SHARES

No Party shall sell, transfer or otherwise dispose of MTS Shares (or agree to do so) other than in accordance with the terms of this Section 8.

8.1                                 Third Party Transfer

If a Party wishes at any time (and subject to its obligations under the Call Option Agreement) to dispose of MTS Shares to a third party (subject to Sections 8.2 through 8.4), including but not limited to disposals by way of sale, swap and gift (in which case the price shall be determined in good faith and be subject to a maximum price payable therefor equal to that amount calculated at the relevant time by reference to the formula specified in Section 3 (i) of the Call Option Agreement), the other Party shall, in relation to each intended disposal, have a pre-emptive right to buy such shares, which shall be exercised as follows:

(a)                                  The Party proposing to dispose of MTS Shares shall first offer such MTS shares to the other Party (the “Offeree Party”) by notice. Such Offer Notice shall specify in reasonable detail and in good faith the terms of the offer including (i) the identity of the prospective third party purchaser, (ii) the number of MTS Shares offered for disposal and (iii) the price applicable thereto, including, where such proposed disposal is other than for cash, a detailed description (together with calculations and associated financial data) sufficient to enable the Offeree Party to reasonably assess the basis of consideration for the disposal of MTS Shares subject of such third party disposal. Where the Offeree Party fails to serve a non-binding notice of its intention to exercise its pre-emptive right to the offering Party within 15 (fifteen) days after its receipt of the Offer Notice, the Offeree Party’s pre-emptive right in relation to such offer shall expire automatically and the Party intending to dispose of MTS Shares may enter into an agreement with the third-party purchaser specified in the Offer Notice to transfer such shares at a price and on terms and conditions no more favorable to such third party than stated in such Offer Notice at any time within 90 (ninety) days after such pre-emptive right expires;

(b)                                 if the Offeree Party serves on the offering Party a non-binding notice of its intention to exercise its pre-emptive right in accordance with Section 8.1 (a), the Offeree Party shall have 60 (sixty) days from the date of receipt of the Offer Notice specified in Section 8.1(a) to exercise its pre-emptive right by serving on the offering Party of a final and binding acceptance notice to acquire such MTS Shares so offered on the terms communicated to the Offeree Party pursuant to Section 8.1(a);

(c)                                  if the Offeree Party accepts the offer in accordance with Section 8.1(b), the Party which offered its MTS Shares shall issue simultaneously against payment of the purchase price a validly issued transfer order to the registrar of MTS and instruct the registrar to register as soon as practicable the transfer of the offered MTS Shares to the Offeree Party and, in any case, within 15 (fifteen) days after receipt of the final and binding acceptance notice.

(d)                                 If (other than due to breach of this Section 8.1 by the Offering Party) the Offeree Party fails to exercise its pre-emptive right in accordance with Section 8.1 (b) through (c), the Party intending to dispose of MTS Shares may enter into an agreement to transfer such shares at a price and on  terms and conditions no more favorable to such third party than stated in such Offer Notice at any time within 90 (ninety) days after such pre-emptive right expires.

8.2                                 Public Offering

If at any time after the expiration of the Call Exercise Period stipulated in the Call Option Agreement (where the Call Option has not been exercised) a Party wishes to sell MTS Shares by way of a Public Offering, the other Party shall have a pre-emptive right to buy such shares, which shall be exercised as follows:

(a)                                  a Party may sell all or a part of its MTS Shares in a public offering. The Party seeking to sell its MTS Shares in a public offering shall first offer such shares to the other Party by written notice.  In accordance with Section 12.7, such notice shall specify relevant details of the intended public offering, including but not limited to the number of shares offered for sale, the stock exchange and (if applicable) the type of securities to be offered and other material terms and conditions of such public offering;

(b)                                 the other Party shall have the right to exercise its pre-emptive right at a purchase price to be calculated on the basis of the weighted average closing price on the NYSE for 90 Trading Days as quoted by Bloomberg for the trading of MTS ADSs on the Trading Day immediately prior to the date of serving of the offer notice pursuant to Section 8.2(a). Section 8.1(a) 3rd Sentence and Sections 8.1(b) and 8.1(c) shall apply mutatis mutandis hereto.

8.3                                 Exemption

The following shall not be subject to the pre-emptive rights granted in Sections 8.1 and 8.2 hereof:

8.3.1                        The sale of shares in the context of the Five Percent Offering; or

8.3.2                        The disposal of Underlying Shares following (i) expiration of the Call Option in accordance with Section 2.3 of the Call Option Agreement, or (ii) early termination of the Call Option otherwise than due to the breach thereof by TMO.

8.3.3                        Any pledge, transfer, sale or disposition of MTS Shares or MTS ADSs in connection with (i) any debt financing by Sistema (or any Affiliate of Sistema) secured by MTS Shares or MTS ADSs subject to the prior written consent of TMO (such consent not to be unreasonably withheld or refused) or (ii) a Sistema Debt Financing.

8.3.4                        Transfer of MTS Shares in accordance with Section 8.4.

8.4                                 Transfer of Shares to Affiliates

A Party may sell or otherwise transfer its MTS Shares to one of its Affiliates subject to the following: (i) the transferee undertakes to be bound by this Agreement, and (ii) if the transferee ceases to be Affiliated with the transferor, it shall retransfer the relevant MTS Shares to the transferor or a designated Affiliate of such transferor.

8.5                                 TMO Shareholding

TMO agrees and undertakes (and agrees to cause any Affiliate), until 30 June 2004, (a) not to sell, transfer, or otherwise dispose of any of its MTS Shares of any class in MTS (regardless of whether such shares were acquired before or after the date hereof) to any third party, and (b) not create any encumbrance on or enter into any voting arrangement with any third party with respect to any such shares, in each case to the extent that such would result in TMO, together with its Controlled Affiliates (and interests in MTS Shares held through ISH, if applicable), not holding at least 25% plus one share of the issued share capital of MTS.

9.                                       SUPPORT IN THE DISPOSAL OF SHARES

9.1                                 General Support

The Parties undertake, subject to Section 7.3 of the Call Option Agreement, at any time during which they shall each hold MTS Shares to cooperate with, support and implement all reasonable actions and measures, (in particular take all reasonable actions and pass resolutions as appropriate for the Parties acting in their capacity as shareholders) and (in so far as they are able) to instruct the management of MTS to cooperate with and support (in so far as such management is reasonably able) the Party intending to sell MTS Shares by way of (i) in the case of Sistema, any Public Offering, Sistema Shelf Registration and Sistema Share Registration, and (ii) in the case of TMO, the Five Percent Offering, the Ten Percent Offering and any Public Offering. Support for the purposes of this Section 9 shall, in connection with each of those transactions set out at (i) and (ii) above (“Transactions”), include that the Parties will use their best efforts to (i) convene and attend meetings of shareholders, (ii) convene and attend meetings of the Board, and (iii) in each case vote in support of such resolutions (in the case of Directors nominated to the Board in so far only as they are able in accordance with applicable law), as shall in each case be necessary for the relevant Transaction (including the voting in support of resolutions that MTS will provide representations, warranties and indemnities reasonably acceptable to MTS and as customary for such type of Transactions and to cause the management of MTS to participate in roadshows and to take steps necessary for the filing of appropriate registration statements).

9.2                                 Cooperation and Local Requirements for Foreign Listing

The Parties undertake at any time during which they each hold MTS Shares to cooperate with, support and implement all reasonable actions and measures ,in particular, take all reasonable actions and pass resolutions as appropriate for the Parties acting in their capacity as shareholders and, subject to Section 7.3.6 of the Call Option Agreement, (i) to instruct the management of MTS to implement (in so far as they are able in accordance with applicable law) all reasonable actions and measures to meet all requirements to receive (a) a permission by the Federal Commission for the Securities Market of the Russian Federation for circulation of MTS Shares outside the Russian Federation in the form of securities of foreign issuers, issued in accordance with foreign law and evidencing rights to such MTS Shares in accordance with Article 16 para.8 and 9 of the Federal Law on Securities Market of the Russian Federation as amended (the “Foreign Trade Permission”), or (b) a waiver or any other document by the Federal Commission for the Securities Market of the Russian Federation evidencing that no Foreign Trade Permission is required for a listing of any additional MTS Shares in any form whatsoever on a stock exchange outside the Russian Federation, (ii) to fully support Morgan Guarantee Trust Company of New York (the “Depository”) in all actions necessary to receive, or obtain a waiver to receive, an approval by MAP under Article 18 of the Russian Law on Competition and Limitation of Monopoly Activities in Commodities Markets to hold as depository MTS Shares representing more than 20 (twenty) percent of the MTS Shares. In particular, the parties undertake to procure that the MTS Board shall (i) approve at its meeting on 20 March 2003 a resolution to instruct the MTS management to implement as soon as practicable and in any event not later than by 30 September 2003, the actions and filings specified in this Section 9.2, and (ii) to publicly disclose such approved resolution.

10.                                 CONFIDENTIALITY

Except as expressly provided otherwise in this Agreement, or as required to fulfil the Parties’ obligations under this Agreement, each Party (i) shall treat as strictly confidential information obtained or received by it as a result of entering into or performing its obligations under this Agreement and relating to the negotiations concerning, or the provisions or subject matter of, this Agreement (including the terms of this Agreement) or the other Party (“Confidential Information”) and (ii) shall not, except with the prior written consent of the other Party (which shall not be unreasonably withheld or delayed), publish or otherwise disclose to any Person (other than each Party’s respective employees, agents, advisors  (including legal counsel, financial advisors and underwriters) and consultants) any Confidential Information; provided, however, such restriction shall not apply if and to the extent that the Party proposing to make such disclosure can demonstrate that:

a)              such disclosure is required by law or by any securities exchange or regulatory or governmental body having jurisdiction over it or MTS and whether or not the requirement has the force of law;

b)             the Confidential Information was lawfully in its possession prior to its disclosure (as evidenced by written records); or

c)              the Confidential Information has come into the public domain other than through its fault or the fault of any Person to whom the Confidential Information has been disclosed by that Party.

11.                                 EFFECTIVENESS, TERM AND TERMINATION

11.1                           Effectiveness

11.1.1                  Subject to Section 11.1.2 below, this Agreement shall be binding on the Parties upon its signing and shall become effective upon the earlier to occur of (i) Completion of the ISH Unwind (as such term is defined in the ISH Unwind Agreement) or (ii) Completion of the Call Option in accordance with the Call Option Agreement, or (iii) the expiry of the Call Exercise Period in accordance with the Call Option Agreement.

11.1.2                  To the extent requiring approval by MAP in accordance with Russian laws, the provisions set forth in Section 3.2 (a) to (c), Section 4 (a) to (d) above and any other provision requiring approval, shall become effective upon such approval by MAP.

11.1.3                  This Agreement shall remain in full force and effect as long as both Parties remain shareholders in MTS each holding at least 25% of the issued and outstanding MTS Shares or unless terminated in accordance with Section 11.2.

11.2                           Term and Termination

This Agreement shall terminate as provided below:

11.2.1                  Mutual Termination Right

The Parties may terminate this Agreement at any time by mutual written consent.

11.2.2                  Termination Right of Sistema

Sistema may terminate this Agreement by giving a written notice to TMO in the event that (i) TMO has breached any representation, warranty, or covenant contained in this Agreement in any material respect, and the breach, if capable of remedy, has continued without being remedied for a period of 30 (thirty) days after service on TMO of a notice of breach from Sistema, or (ii) the MTS Shares, which are the subject of a Five Percent Offering or a Ten Percent Offering are sold or otherwise disposed of in any manner other than by means of a Public Offering.

11.2.3                  Termination Right of TMO

TMO may terminate this Agreement by giving a written notice to Sistema in the event that Sistema has breached any representation, warranty, or covenant contained in this Agreement in any material respect, and the breach, if capable of remedy, has continued without being remedied for a period of 30 (thirty) days after service on Sistema of a notice of breach from TMO;

11.2.4                  Termination Right in case of Dilution

Either Party may terminate this Agreement immediately by written notice where the other Party (together with its Affiliates) shall hold less than 25% of the issued and outstanding MTS Shares, provided, however, that the Party terminating the Agreement hereby undertakes to re-conclude this Agreement as soon as the other Party shall again hold 25% or more of the issued and outstanding MTS Shares; provided further that such 25% threshold shall again be exceeded within 3 (three) months of such date of termination.

11.2.5                  Sections 9, 10, 11.2.4 and 12 shall survive termination of this Agreement, provided, however, that Section 9 shall, only in relation to the Party having breached any representation, warranty, or covenant contained in this Agreement, not survive termination of this Agreement in the event that this Agreement shall have been terminated in accordance with Sections 11.2.2 or 11.2.3.

12.                                 MISCELLANEOUS

12.1                           Further Assurances

Both Parties agree to cooperate with one another in executing, delivering and otherwise providing such additional documents, instruments or items as shall be reasonably necessary or appropriate in order to fulfil the obligations contemplated by this Agreement.

12.2                           Press Releases and Public Announcements

From the signing hereof, no Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement provided, however, that any Party may make any public disclosure required by applicable law or by any securities exchange or regulatory or governmental body having jurisdiction over it or MTS (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure).

12.3                           Entire Agreement

This Agreement, the ISH Unwind Agreement and the Call Option Agreement (including the documents referred to therein) constitute the entire agreement among the Parties and supersede any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

12.4                           Succession and Assignment

This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

12.5                           Counterparts

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

12.6                           Headings

The headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.7                           Notices

All notices, documents, consents, approvals, requests, demands, claims, or other communications to be given hereunder (a “Notice”) shall be in writing and shall be transmitted by (i) first class registered air mail or recorded delivery mail, personal delivery, expedited courier or (ii) by facsimile or other comparable means in a form generating a record copy to the Party giving the Notice. Any Notice hereunder shall be deemed to have been duly served if (and then 5 (five) days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below. Any Notice sent to a Party addressed as set forth below by facsimile, expedited courier or by personal delivery in accordance with this Section 12.7 shall be deemed to have been duly served at the time of transmission or delivery.

Notices to TMO shall be sent to:

T-Mobile International AG
Kennedy Allee 1-5
53175 Bonn
Germany
Facsimile: +49 228 536 2009
Attention: Michael Günther, Esq.

with a copy to:

Clifford Chance CIS Ltd
ul. Sadovaya Samotechnaya 24/27
127051 Moscow
Russian Federation
Facsimile: +7 501 258 50 51
Attention: Marc Bartholomy, Esq.

Notices to Sistema shall be sent to:	Sistema JSFC
10 Leontievsky Per.
103009 Moscow
Russian Federation
Facsimile: +7 095 105 7403
Attention: Evgeny Grigorievich Novitsky

with a copy to:

Latham & Watkins
ul. Gasheka 7
Ducat II, Suite 900
123056 Moscow
Russian Federation
Facsimile: +7 501 785 1235
Attention: Office Managing Partner

Change of Address

Any Party may change the address to which a Notice hereunder is to be delivered by giving the other Party notice in the manner herein set forth.

12.8                           Third Party Beneficiaries

This Agreement shall not confer any rights or remedies on any other Person other than the Parties and their respective successors and permitted assigns.

12.9                           Amendments and Waivers

No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties hereto.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No failure to exercise and no delay in exercising any right, power or remedy under this Agreement will operate as a waiver; nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

12.10                     Severance

In the event any provision of this Agreement or any provision incorporated herein in the future is or becomes invalid in whole or in part, the validity of the other provisions shall not be affected thereby. To replace any invalid provision, that reasonable provision shall apply which, as permitted by law, most closely approximates that which the Parties desired. In the event the invalidity of any provision is based on any scope of performance or time (deadline or period) determined therein, that scope of performance or time (deadline or period) shall be considered as agreed upon which, as permitted by law, most closely approximates the provision.

12.11                     Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any national, supranational, federal, state, local, or foreign statute or law shall be deemed also to refer to any successor entity and all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each covenant contained herein shall have independent significance. If any Party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first covenant.

12.12                     Expenses

Except as otherwise contemplated herein or otherwise agreed between the Parties, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. TMO and Sistema agree that none of MTS and its subsidiaries shall bear any of TMO’s or Sistema’s respective costs and expenses (including any of its legal fees and expenses) in connection with this Agreement or any of the transactions contemplated hereby. Each of the Parties will reimburse MTS for costs and expenses borne by MTS (including without limitation (i) accountants, legal counsel, auditors, tax consultants, printers and public relations agents (if any) as well as (ii) costs and expenses in connection with filing and distributing of any registration statements, prospectuses (including any amendments and supplement thereto) and other related documents, (iii) for any travel expenses of MTS’ officers and employees and any other expenses of MTS in connection with attending or hosting meetings with prospective purchasers of MTS Shares or MTS ADSs, and (iv) for all costs and expenses related to the transfer and delivery of any MTS Shares or MTS ADSs to any relevant underwriter, including any transfer or other taxes payable thereon) incurred in connection with MTS’ support upon the request of Sistema or TMO pursuant to Section 9; provided, however, that such costs and expenses shall be split in appropriate proportions between the Parties where more than one of the parties and MTS can reasonably be said to have benefited from actions giving rise to such costs and expenses.

12.13                     Taxes

Each Party shall be responsible for their respective Taxes and fees (including any penalties and interest) incurred in connection with this Agreement. Any such Taxes and fees shall be paid by such Party responsible for such Taxes when due, and such Party will, at its own expense, file all necessary tax returns and other documentation with respect to all such Taxes and fees, as required by applicable law.

12.14                     Incorporation of Exhibits, Annexes and Schedules

The exhibits, annexes and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

12.15                     Specific Performance

Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

12.16                     Governing Language

This Agreement is drawn up in the English language. This Agreement may be translated into any language, provided, however that the English version shall in any event prevail.

12.17                     Dispute Resolution

Any dispute, controversy or claim between the Parties hereto arising out of, relating to or in connection with this Agreement, including its existence, validity or termination, shall be referred to and resolved by final and binding arbitration under the Rules of Arbitration of the International Chamber of Commerce in effect on the date any arbitration commences (the “Rules”), which Rules are deemed to be incorporated by reference into this Section. The place of the arbitration shall be London, United Kingdom, and the award shall be deemed to have been made there.  The tribunal may hold hearings, meetings, and deliberations at any place it deems appropriate, having regard to the circumstances of the arbitration.  The tribunal shall be comprised of three arbitrators to be appointed in accordance with the Rules.  The language of the arbitration shall be English.  Judgment upon any arbitral award may be entered in any court of competent jurisdiction.  Court jurisdiction under Sections 45 and 69 of the United Kingdom’s Arbitration Act of 1996 shall not apply.

12.18                     Governing Law

This Agreement shall be governed by, and construed in accordance with the laws of the Russian Federation without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the law of any jurisdiction other than the Russian Federation.

(Signature Page to follow)

Executed by
T-MOBILE INTERNATIONAL AG)
acting by [insert name(s) of )
duly authorised signatory(ies)] )

[If second signatory required]

Executed by )
SISTEMA JSFC)
acting by [insert name(s) of )
duly authorised signatory(ies)] )

[If second signatory required]